FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: April 25, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2013

2.	Notice relating to Review of Dividend Payout Ratio and Dividend Forecast for the Year ending March 31, 2014

3.	Notice relating to Partial Amendments to the Articles of Incorporation

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2013

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2013 (Fiscal 2013)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2013	1,280,054	7.5	76,926	(21.2)	101,363	(11.8)	66,473	(16.2)
Fiscal 2012	1,190,870	(6.0)	97,675	(37.4)	114,893	(33.3)	79,357	(35.2)

(Note) Comprehensive income:

205,727 million yen in the year ended March 31, 2013, 164.3% of change from previous year

77,850 million yen in the year ended March 31, 2012, (22.5)% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2013	362.36	362.36	4.3	4.7	6.0
Fiscal 2012	432.58	432.58	5.5	5.8	8.2

(Reference) Equity in losses of affiliates and unconsolidated subsidiaries:

(155) million yen in the year ended March 31, 2013	(36) million yen in the year ended March 31, 2012

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2013	2,282,853	1,714,942	1,646,157	72.1	8,973.83
March 31, 2012	1,994,103	1,534,241	1,469,505	73.7	8,010.65

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2013	109,489	(66,142)	(31,431)	305,454
Fiscal 2012	109,065	(56,051)	(50,769)	273,288

2. Dividends

	Dividends per share					Annual aggregate	Dividends to net income attributable to	Dividends to
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	amount of dividends	shareholders of Kyocera Corporation	Kyocera Corporation shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2012	—	60.00	—	60.00	120.00	22,013	27.7	1.5
Fiscal 2013	—	60.00	—	60.00	120.00	22,013	33.1	1.4
Fiscal 2014 (forecast)	—	—	—	—	160.00	—	30.6	—

(Note) Dividends per share for the year ending March 31, 2014 are forecasted to be 160.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2014 (Fiscal 2014)

(% of change from the previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2014	1,400,000	9.4	140,000	82.0	150,000	48.0	96,000	44.4	523.33

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2013.

(Notes)

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2013: None.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 19.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at March 31, 2013	191,309,290 shares at March 31, 2012

(ii) Number of treasury stock:

7,869,470 shares at March 31, 2013	7,865,370 shares at March 31, 2012

(iii) Average number of shares outstanding:

183,441,877 shares in the year ended March 31, 2013	183,450,800 shares in the year ended March 31, 2012

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2013:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2013	596,112	4.5	28,237	59.5	64,589	(3.9)	52,527	5.4
Fiscal 2012	570,310	(13.4)	17,699	(61.5)	67,243	(26.3)	49,828	(30.7)

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2013	286.34	—
Fiscal 2012	271.62	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2013	1,648,295	1,344,538	81.6	7,329.59
March 31, 2012	1,458,971	1,219,897	83.6	6,649.97

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2013]

Economic Situation and Business Environment

Despite increases in public investment and personal consumption, the Japanese economy weakened in the year ended March 31, 2013 (“fiscal 2013”) due primarily to a decrease in exports reflecting a slowdown from the second quarter (July 1 to September 30, 2012) in economies overseas, particularly in Europe and Asia, and to stagnant growth in capital investment in the corporate sector. With respect to the overseas economic environment, the U.S. economy expanded moderately on the back of growth in personal consumption and recovery in housing investment. On the other hand, the European economy remained in a recessionary phase due to the impact of the financial crisis. The slowdown in the Chinese economy intensified due mainly to weakening exports.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), shipment volume was slow overall for conventional mobile phone handsets, PCs and flat-screen TVs despite significant growth for smartphones and tablet PCs compared with the previous fiscal year ended March 31, 2012 (“fiscal 2012”). In contrast, the solar energy market in Japan expanded substantially due primarily to growth in demand in the residential sector and a sharp increase in demand in the public and industrial sectors, which includes mega-solar power projects, as a result of the introduction of feed-in tariff for renewable energy in July 2012.

Consolidated Financial Results

Average exchange rates for fiscal 2013 were ¥83 to the U.S. dollar, marking depreciation of ¥4 (approximately 5%) from ¥79 for fiscal 2012, and ¥107 to the Euro, marking appreciation of ¥2 (approximately 2%) from ¥109 for fiscal 2012. Mainly as a result of the effect of the yen’s depreciation against the U.S. dollar, net sales and income before income taxes for fiscal 2013 were pushed up by approximately ¥21 billion and ¥2.5 billion, respectively, compared with fiscal 2012.

Consolidated net sales for fiscal 2013 increased by ¥89,184 million, or 7.5%, to ¥1,280,054 million, compared with ¥1,190,870 million for fiscal 2012, due primarily to sales growth in the Applied Ceramic Products Group and the Semiconductor Parts Group and a full-year contribution from a consolidated subsidiary newly added in fiscal 2012. Profit from operations decreased by ¥20,749 million, or 21.2%, to ¥76,926 million, compared with ¥97,675 million for fiscal 2012 due to the recording of a charge of ¥21,300 million for environmental remediation in New Bedford Harbor, Massachusetts in the United States by AVX Corporation, a U.S. subsidiary. Income before income taxes decreased by ¥13,530 million, or 11.8%, to ¥101,363 million, compared with ¥114,893 million for fiscal 2012. Net income attributable to shareholders of Kyocera Corporation for fiscal 2013 decreased by ¥12,884 million, or 16.2%, to ¥66,473 million, compared with ¥79,357 million for fiscal 2012.

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5
Profit from operations	97,675	8.2	76,926	6.0	(20,749)	(21.2)
Income before income taxes	114,893	9.6	101,363	7.9	(13,530)	(11.8)
Net income attributable to shareholders of Kyocera Corporation	79,357	6.7	66,473	5.2	(12,884)	(16.2)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	432.58	—	362.36	—	—	—
Average US$ exchange rate	79	—	83	—	—	—
Average Euro exchange rate	109	—	107	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales decreased in this reporting segment compared with fiscal 2012 due to a year-on-year decline in component demand in the industrial machinery market, including for components for semiconductor fabrication equipment, and in the digital consumer equipment market. Operating profit decreased compared with fiscal 2012 due mainly to the impact of the lower sales combined with a decline in product prices.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with fiscal 2012 due to growth in demand for ceramic packages primarily for smartphones.

3) Applied Ceramic Products Group

Sales in this reporting segment increased compared with fiscal 2012 due primarily to significant solar energy business sales in Japan, and to higher sales in the cutting tool business. Operating profit increased compared with fiscal 2012 due to the effect of the sales growth and cost reductions.

4) Electronic Device Group

Sales in this reporting segment increased compared with fiscal 2012 due to full-year sales contribution from Kyocera Display Corporation. An operating loss was recorded, however, due to recording of the environmental remediation charge at AVX Corporation.

5) Telecommunications Equipment Group

Sales increased overseas due to strong sales of mobile phone handsets and, as a result, profitability also improved. Sales in Japan decreased, however, due to contraction in the market and the impact of intensifying competition, and as a result, sales and operating profit in this reporting segment decreased slightly compared with fiscal 2012.

6) Information Equipment Group

Sales in this reporting segment increased compared with fiscal 2012 due to the introduction of new products and vigorous sales promotion activities. Operating profit decreased compared with fiscal 2012, however, due mainly to a decline in selling prices and the impact of the Euro’s depreciation against the yen.

7) Others

Sales and operating profit in this reporting segment increased compared with fiscal 2012 due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥74,852	5.9	¥(5,520)	(6.9)
Semiconductor Parts Group	153,420	12.9	167,241	13.1	13,821	9.0
Applied Ceramic Products Group	179,784	15.1	211,439	16.5	31,655	17.6
Electronic Device Group	228,721	19.2	271,570	21.2	42,849	18.7

Total Components Business	642,297	53.9	725,102	56.7	82,805	12.9
Telecommunications Equipment Group	178,669	15.0	177,314	13.8	(1,355)	(0.8)
Information Equipment Group	243,457	20.4	250,534	19.6	7,077	2.9

Total Equipment Business	422,126	35.4	427,848	33.4	5,722	1.4
Others	151,987	12.8	159,902	12.5	7,915	5.2
Adjustments and eliminations	(25,540)	(2.1)	(32,798)	(2.6)	(7,258)	—

Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7	¥7,614	10.2	¥(5,008)	(39.7)
Semiconductor Parts Group	27,754	18.1	30,379	18.2	2,625	9.5
Applied Ceramic Products Group	6,459	3.6	17,924	8.5	11,465	177.5
Electronic Device Group	16,036	7.0	(4,014)	—	(20,050)	—

Total Components Business	62,871	9.8	51,903	7.2	(10,968)	(17.4)
Telecommunications Equipment Group	1,469	0.8	1,340	0.8	(129)	(8.8)
Information Equipment Group	29,451	12.1	21,750	8.7	(7,701)	(26.1)

Total Equipment Business	30,920	7.3	23,090	5.4	(7,830)	(25.3)
Others	8,054	5.3	10,542	6.6	2,488	30.9

Operating profit	101,845	8.6	85,535	6.7	(16,310)	(16.0)
Corporate gains and Equity in losses of affiliates and unconsolidated subsidiaries	13,840	—	17,248	—	3,408	24.6
Adjustments and eliminations	(792)	—	(1,420)	—	(628)	—

Income before income taxes	¥114,893	9.6	¥101,363	7.9	¥(13,530)	(11.8)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Sales in Japan increased compared with fiscal 2012 due mainly to sales growth in the solar energy business, despite a decrease in sales in the Telecommunications Equipment Group affected by a decline in sales volume of mobile phone handsets.

ii) Asia

Sales in Asia increased compared with fiscal 2012 due primarily to an increase in sales in component for digital consumer equipment and in the solar energy business.

iii) United States of America

Sales in the United States of America increased compared with fiscal 2012 due to the newly contribution of Kyocera Display Corporation and increased sales in the Telecommunications Equipment Group resulting from increased sales of mobile phone handsets.

iv) Europe

Sales in Europe decreased compared with fiscal 2012 affected by a decline in demand in the solar energy business and the yen’s appreciation against the Euro.

v) Others

Sales in Others increased compared with fiscal 2012 due mainly to an increase in sales in the Information Equipment Group.

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥559,344	47.0	¥574,202	44.9	¥14,858	2.7
Asia	205,469	17.2	235,520	18.4	30,051	14.6
United States of America	166,706	14.0	215,032	16.8	48,326	29.0
Europe	204,887	17.2	198,868	15.5	(6,019)	(2.9)
Others	54,464	4.6	56,432	4.4	1,968	3.6

Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5

[Consolidated Forecasts for the Year Ending March 31, 2014]

In the year ending March 31, 2014 (“fiscal 2014”), the Japanese economy is expected to pick up due primarily to an improvement in the export environment on the back of correction to the yen’s appreciation and to the effects of the government’s economic and monetary policies. The U.S. economy is projected to continue expanding moderately.

In the information and communications market, the main market for Kyocera, production activities for digital consumer equipment are projected to show a general recovery trend, including growth in such products as smartphones and tablet PCs. In addition, production activities in the industrial machinery market and automotive related markets are expected to recover moderately as well. In the environment and energy market, a continued increase in demand for solar energy systems in Japan is projected. Overall the business environment surrounding Kyocera for fiscal 2014 is expected to improve compared with fiscal 2013.

Kyocera intends to take full advantage of the recovery in the business environment to improve its performance. In the Components Business, Kyocera will work to further increase sales and to improve profitability through reduction of manufacturing costs by commencing production at a new plant in Vietnam from this summer to accommodate expanding component demand for digital consumer equipment and by developing its solar energy business through the comprehensive capabilities of the Kyocera Group. In addition, Kyocera will strive to enhance sales and profit in the Equipment Business by increasing sales to new mobile phone handset customers and by increasing production at a plant for information equipment in Vietnam.

Furthermore, Kyocera intends to integrate various group-wide manufacturing, development and marketing capabilities and resources that have been fostered in both Components and Equipment Businesses. Through these initiatives, Kyocera will endeavor to further expand its business by strengthening the development of new products and increasing market share.

By executing the initiatives above, Kyocera aims to achieve its full-year financial forecasts for fiscal 2014. Specific financial forecasts for fiscal 2014 are as follows.

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,280,054	100.0	¥1,400,000	100.0	119,946	9.4
Profit from operations	76,926	6.0	140,000	10.0	63,074	82.0
Income before income taxes	101,363	7.9	150,000	10.7	48,637	48.0
Net income attributable to shareholders of Kyocera Corporation	66,473	5.2	96,000	6.9	29,527	44.4
Diluted earnings per share attributable to shareholders of Kyocera Corporation	362.36	—	523.33	—	—	—
Average US$ exchange rate	83	—	95	—	—	—
Average Euro exchange rate	107	—	123	—	—	—

Note:

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2013.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥82,500	5.9	¥7,648	10.2
Semiconductor Parts Group	167,241	13.1	192,500	13.8	25,259	15.1
Applied Ceramic Products Group	211,439	16.5	227,000	16.2	15,561	7.4
Electronic Device Group	271,570	21.2	282,000	20.1	10,430	3.8

Total Components Business	725,102	56.7	784,000	56.0	58,898	8.1
Telecommunications Equipment Group	177,314	13.8	191,000	13.6	13,686	7.7
Information Equipment Group	250,534	19.6	280,000	20.0	29,466	11.8

Total Equipment Business	427,848	33.4	471,000	33.6	43,152	10.1
Others	159,902	12.5	176,000	12.6	16,098	10.1
Adjustments and eliminations	(32,798)	(2.6)	(31,000)	(2.2)	1,798	—

Net sales	¥1,280,054	100.0	¥1,400,000	100.0	¥119,946	9.4

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥12,000	14.5	¥4,386	57.6
Semiconductor Parts Group	30,379	18.2	36,000	18.7	5,621	18.5
Applied Ceramic Products Group	17,924	8.5	24,000	10.6	6,076	33.9
Electronic Device Group	(4,014)	—	28,200	10.0	32,214	—

Total Components Business	51,903	7.2	100,200	12.8	48,297	93.1
Telecommunications Equipment Group	1,340	0.8	6,400	3.4	5,060	377.6
Information Equipment Group	21,750	8.7	28,000	10.0	6,250	28.7

Total Equipment Business	23,090	5.4	34,400	7.3	11,310	49.0
Others	10,542	6.6	8,600	4.9	(1,942)	(18.4)

Operating profit	85,535	6.7	143,200	10.2	57,665	67.4
Corporate and others	15,828	—	6,800	—	(9,028)	(57.0)

Income before income taxes	¥101,363	7.9	¥150,000	10.7	¥48,637	48.0

*	% to net sales of each corresponding segment

Note:	Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2013 increased by ¥32,166 million to ¥305,454 million from ¥273,288 million at March 31, 2012.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2013 was ¥109,489 million which was almost flat as ¥109,065 million for fiscal 2012. This was due mainly that a decrease in net income and cash flow adjustment related to notes and accounts payable were offset by cash flow adjustments related to inventories and other non-current liabilities.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2013 increased by ¥10,091 million to ¥66,142 million from ¥56,051 million for fiscal 2012. This was due mainly that an increase in acquisition and a decrease in withdrawal of time deposits and certificate of deposits exceeded decreases in acquisitions of business and in payments for purchases of held-to-maturity securities.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2013 decreased by ¥19,338 million to ¥31,431 million from ¥50,769 million for fiscal 2012. This was due mainly to decreases in payments of short-term borrowings and long-term debts as well as a decrease in dividend paid.

Consolidated Cash Flows

	Years ended March 31,
	2012	2013
	(Yen in millions)
Cash flows from operating activities	¥109,065	¥109,489
Cash flows from investing activities	(56,051)	(66,142)
Cash flows from financing activities	(50,769)	(31,431)
Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250
Net increase (decrease) in cash and cash equivalents	(183)	32,166
Cash and cash equivalents at beginning of year	273,471	273,288
Cash and cash equivalents at end of year	¥273,288	¥305,454

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2013 and for the Year Ending March 31, 2014

i) Basic profit distribution policy for the year ended March 31, 2013

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2013

Based on performance during the year ended March 31, 2013 and pursuant to the aforementioned policies, Kyocera will distribute a year-end dividend for the year ended March 31, 2013 of 60 yen per share, the same amount as in the year ended March 31, 2012. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share.

iii) Basic profit distribution policy for the year ending March 31, 2014 (Review of consolidated dividend ratio)

Commencing from the year ended March 31, 2005, Kyocera has decided dividend amounts pursuant to “i) Basic profit distribution policy” set forth above in order to clarify its shareholder-oriented stance and establish a greater linkage between the amount of dividends and its performance.

In order to further enhance the return of profit to shareholders and expand its shareholder base, Kyocera will amend this policy to aim for a consolidated dividend ratio of 30% or more commencing in the year ending March 31, 2014, replacing the current dividend ratio of approximately 20% to 25%. Other basic policies are not amended.

iv) Dividend forecast for the year ending March 31, 2014

Dividend amounts for the year ending March 31, 2014 will be decided pursuant to “iii) Basic profit distribution policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 160 yen per share, based on its financial forecast for the year ending March 31, 2014.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It has been pursuing this objective since the company’s earliest days through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s hearts at its core, and of the “Amoeba Management System,” a management system unique to Kyocera which has been developed for implementing our corporate ethics.

Kyocera’s management policy is to be a high-growth, highly profitable company. To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through strengthening existing businesses and creating new businesses.

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of double digits or higher.

(3) Medium-term Management Strategy and Management Challenges

The business environment surrounding the Kyocera Group has been harsh overall in the past few years through this fiscal year due primarily to incidents such as financial crises and natural disasters, coupled with the yen’s sharp appreciation. Kyocera expects the business environment to pick up going forward, however, in line with gradual recovery in the global economy and correction of the extreme appreciation of the yen. Although fierce competition is projected to continue in the global market, Kyocera intends to take full advantage of the positive turn in the business environment to drive further growth for the Kyocera Group. To achieve this, Kyocera will continue with initiatives to boost profitability, which includes persisting with efforts to reduce manufacturing costs and raise productivity, while also seeking to launch new products and cultivate new markets. Specifically, Kyocera aims to be a high-growth, highly profitable company by tackling the following challenges.

i) Expand sales in growth markets

Kyocera views the information and communications market and the environment and energy market as future growth markets and will strive to further expand sales in both areas. In addition, Kyocera will leverage the comprehensive capabilities of the Kyocera Group to expand customer and sales networks and launch new products in a timely manner, particularly in these markets, as well as to promote global business development.

In the information and communications market, Kyocera anticipates demand to grow for small, high-performance components, in line with more advanced functionality in smartphones and increased speed in communications networks such as with LTE (Long Term Evolution). Kyocera will work to increase sales in the Components Business by releasing high performance components and expanding business areas. Efforts will also be made to increase sales in the Equipment Business by introducing attractive telecommunications equipment and information equipment that meets customer needs and by vigorously implementing sales promotion measures.

In the environment and energy market, demand for solar energy batteries is expected to continue rising, particularly in Japan. Kyocera will work to expand business in this sector, from the supply of solar cells and modules through the design, construction and maintenance of solar energy systems to power generation projects by making the most of management resources throughout the Kyocera Group. In addition, Kyocera will strive to expand sales of environment and energy related products through marketing of battery storage units and energy management systems which control energy efficiently in combination with solar energy systems.

ii) Enhance management foundations

Kyocera will further integrate a variety of existing products, technologies and sales networks from the Components Business into the Equipment Business as well as accelerate the creation and development of new products that meet customer needs and expand sales by leveraging the comprehensive capabilities of the Kyocera Group.

In terms of manufacturing, Kyocera aims to overcome global competition on the cost front and at the same time to strengthen services in the Asian region, where customer production sites are located by expanding production in Vietnam and India in order to reduce production costs. On the other hand, Kyocera seeks to expand production of high-value-added products and achieve increased profitability in its Japanese production by driving further advancement in production technology. Kyocera will also continuously seek opportunities to strengthen its business foundations by acquiring external management resources.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288		¥305,454		¥32,166
Short-term investments in debt and equity securities	47,175		43,893		(3,282)
Other short-term investments	158,765		179,843		21,078
Trade notes receivables	19,349		27,061		7,712
Trade accounts receivables	225,578		268,927		43,349
Less allowances for doubtful accounts and sales returns	(4,583)		(4,705)		(122)
Inventories	270,336		296,450		26,114
Advance payments	68,685		65,812		(2,873)
Deferred income taxes	45,049		47,349		2,300
Other current assets	40,961		38,299		(2,662)

Total current assets	1,144,603	57.4	1,268,383	55.6	123,780

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	372,779		506,490		133,711
Other long-term investments	19,098		12,661		(6,437)

Total investments and advances	391,877	19.6	519,151	22.7	127,274

Property, plant and equipment:
Land	60,600		61,808		1,208
Buildings	301,911		323,014		21,103
Machinery and equipment	719,146		788,692		69,546
Construction in progress	17,035		13,546		(3,489)
Less accumulated depreciation	(838,155)		(918,236)		(80,081)

Total property, plant and equipment	260,537	13.1	268,824	11.8	8,287

Goodwill	89,039	4.5	103,425	4.5	14,386
Intangible assets	49,653	2.5	54,583	2.4	4,930
Other assets	58,394	2.9	68,487	3.0	10,093

Total non-current assets	849,500	42.6	1,014,470	44.4	164,970

Total assets	¥1,994,103	100.0	¥2,282,853	100.0	¥288,750

	March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062		¥3,135		¥(927)
Current portion of long-term debt	10,610		9,817		(793)
Trade notes and accounts payable	102,699		111,249		8,550
Other notes and accounts payable	60,993		52,018		(8,975)
Accrued payroll and bonus	49,880		52,420		2,540
Accrued income taxes	13,496		22,214		8,718
Other accrued liabilities	29,940		39,135		9,195
Other current liabilities	29,368		36,642		7,274

Total current liabilities	301,048	15.1	326,630	14.3	25,582

Non-current liabilities:
Long-term debt	21,197		20,855		(342)
Accrued pension and severance liabilities	32,441		36,322		3,881
Deferred income taxes	90,179		146,229		56,050
Other non-current liabilities	14,997		37,875		22,878

Total non-current liabilities	158,814	8.0	241,281	10.6	82,467

Total liabilities	459,862	23.1	567,911	24.9	108,049

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,617		163,062		445
Retained earnings	1,324,052		1,368,512		44,460
Accumulated other comprehensive income	(81,639)		50,138		131,777
Treasury stock, at cost	(51,228)		(51,258)		(30)

Total Kyocera Corporation shareholders’ equity	1,469,505	73.7	1,646,157	72.1	176,652

Noncontrolling interests	64,736	3.2	68,785	3.0	4,049

Total equity	1,534,241	76.9	1,714,942	75.1	180,701

Total liabilities and equity	¥1,994,103	100.0	¥2,282,853	100.0	¥288,750

Note: Accumulated other comprehensive income is as follows:

	March 31,				Increase (Decrease)
	2012		2013
	(Yen in millions)
Net unrealized gains on securities		¥40,735		¥135,248	¥94,513
Net unrealized losses on derivative financial instruments		(70)		(68)	2
Pension adjustments		(12,290)		(23,415)	(11,125)
Foreign currency translation adjustments		(110,014)		(61,627)	48,387
Total		¥(81,639)		¥50,138	¥131,777

(2) Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,190,870	100.0	¥1,280,054	100.0	¥89,184	7.5
Cost of sales	870,143	73.1	952,350	74.4	82,207	9.4

Gross profit	320,727	26.9	327,704	25.6	6,977	2.2
Selling, general and administrative expenses	223,052	18.7	250,778	19.6	27,726	12.4

Profit from operations	97,675	8.2	76,926	6.0	(20,749)	(21.2)
Other income (expenses):
Interest and dividend income	13,966	1.2	14,666	1.1	700	5.0
Interest expense	(2,042)	(0.2)	(1,890)	(0.2)	152	—
Foreign currency transaction gains, net	4,533	0.4	5,136	0.4	603	13.3
Gains on sales of securities, net	337	0.0	4,542	0.4	4,205	—
Other, net	424	0.0	1,983	0.2	1,559	367.7

Total other income (expenses)	17,218	1.4	24,437	1.9	7,219	41.9

Income before income taxes	114,893	9.6	101,363	7.9	(13,530)	(11.8)
Income taxes	30,135	2.5	34,012	2.6	3,877	12.9

Net income	84,758	7.1	67,351	5.3	(17,407)	(20.5)
Net income attributable to noncontrolling interests	(5,401)	(0.4)	(878)	(0.1)	4,523	—

Net income attributable to shareholders of Kyocera Corporation	¥79,357	6.7	¥66,473	5.2	¥(12,884)	(16.2)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥432.58		¥362.36
Diluted	¥432.58		¥362.36
Average number of shares of common stock outstanding:
Basic	183,451		183,442
Diluted	183,451		183,442

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥84,758	¥67,351	¥(17,407)

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	8,520	94,577	86,057
Net unrealized gains (losses) on derivative financial instruments	(58)	8	66
Pension adjustments	(8,941)	(11,677)	(2,736)
Foreign currency translation adjustments	(6,429)	55,468	61,897

Total other comprehensive income (loss)	(6,908)	138,376	145,284

Comprehensive income	77,850	205,727	127,877
Comprehensive income (loss) attributable to noncontrolling interests	(4,320)	(7,202)	(2,882)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥73,530	¥198,525	¥124,995

(3) Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions and shares in thousands)
Balance at March 31, 2011 (183,513)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359
Comprehensive income:
Net income			79,357			79,357	5,401	84,758
Other comprehensive income (loss)				(5,827)		(5,827)	(1,081)	(6,908)

Total comprehensive income						73,530	4,320	77,850

Cash dividends paid to Kyocera Corporation’s shareholders			(23,853)			(23,853)		(23,853)
Cash dividends paid to noncontrolling interests							(2,124)	(2,124)
Purchase of treasury stock (69)					(540)	(540)		(540)
Reissuance of treasury stock (0)		0			3	3		3
Stock option plan of subsidiaries		103				103	41	144
Other		178		(179)		(1)	(597)	(598)

Balance at March 31, 2012 (183,444)	115,703	162,617	1,324,052	(81,639)	(51,228)	1,469,505	64,736	1,534,241
Comprehensive income:
Net income			66,473			66,473	878	67,351
Other comprehensive income (loss)				132,052		132,052	6,324	138,376

Total comprehensive income						198,525	7,202	205,727

Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (4)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)

Balance at March 31, 2013 (183,440)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2012	2013
	(Yen in millions)
Cash flows from operating activities:
Net income	¥84,758	¥67,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,120	73,597
Provision for doubtful accounts and loss on bad debts	370	238
Write-down of inventories	11,486	11,507
Gains on sales of securities, net	(337)	(4,542)
Foreign currency adjustments	(759)	(2,003)
Change in assets and liabilities:
Increase in receivables	(3,803)	(14,876)
Increase in inventories	(39,762)	(13,910)
Decrease in advance payment	3,507	2,872
(Increase) decrease in other current assets	(1,094)	2,035
Decrease in notes and accounts payable	(10,092)	(35,557)
Increase (decrease) in accrued income taxes	(6,680)	8,151
Increase in other current liabilities	4,411	9,242
Increase (decrease) in other non-current liabilities	(5,287)	14,739
Other, net	(773)	(9,355)

Net cash provided by operating activities	109,065	109,489

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(18,970)	(30,052)
Payments for purchases of held-to-maturity securities	(74,369)	(49,583)
Proceeds from sales and maturities of available-for-sale securities	29,346	37,593
Proceeds from maturities of held-to-maturity securities	74,083	71,167
Acquisitions of businesses, net of cash acquired	(35,454)	(18,533)
Investment in affiliates	(793)	(2,150)
Payments for purchases of property, plant and equipment	(67,765)	(58,416)
Payments for purchases of intangible assets	(6,744)	(6,553)
Acquisition of time deposits and certificate of deposits	(258,032)	(289,694)
Withdrawal of time deposits and certificate of deposits	299,531	276,436
Other, net	3,116	3,643

Net cash used in investing activities	(56,051)	(66,142)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(13,615)	(1,465)
Proceeds from issuance of long-term debt	10,141	9,055
Payments of long-term debt	(19,166)	(12,733)
Dividends paid	(25,874)	(24,336)
Purchase of common stock in treasury	(540)	(30)
Other, net	(1,715)	(1,922)

Net cash used in financing activities	(50,769)	(31,431)

Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250

Net increase (decrease) in cash and cash equivalents	(183)	32,166
Cash and cash equivalents at beginning of year	273,471	273,288

Cash and cash equivalents at end of year	¥273,288	¥305,454

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation

Number of consolidated subsidiaries	217	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	11

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	11	MOTEX Inc.
		AVX Tantalum Asia Corporation and others
Number of decrease	17	Kyocera Chemical (Thailand) Ltd. and others

Affiliates accounted for by the equity method:
Number of increase	2	Kagoshima Mega Solar Power Corporation and other
Number of decrease	2

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segment:

	March 31,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥68,637	¥62,453	¥(6,184)	(9.0)
Semiconductor Parts Group	112,121	118,524	6,403	5.7
Applied Ceramic Products Group	265,093	327,465	62,372	23.5
Electronic Device Group	417,105	448,141	31,036	7.4
Telecommunications Equipment Group	109,975	119,894	9,919	9.0
Information Equipment Group	246,834	263,837	17,003	6.9
Others	138,304	158,617	20,313	14.7

	1,358,069	1,498,931	140,862	10.4
Corporate and investments in and advances to affiliates and unconsolidated subsidiaries	729,646	892,098	162,452	22.3
Adjustments and eliminations	(93,612)	(108,176)	(14,564)	—

Total assets	¥1,994,103	¥2,282,853	¥288,750	14.5

	Years ended March 31,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥6,767	¥6,403	¥(364)	(5.4)
Semiconductor Parts Group	11,795	12,850	1,055	8.9
Applied Ceramic Products Group	14,843	15,152	309	2.1
Electronic Device Group	13,762	15,155	1,393	10.1
Telecommunications Equipment Group	8,949	7,514	(1,435)	(16.0)
Information Equipment Group	10,131	9,723	(408)	(4.0)
Others	4,668	4,734	66	1.4
Corporate	2,205	2,066	(139)	(6.3)

Total	¥73,120	¥73,597	¥477	0.7

Capital expenditures:
Fine Ceramic Parts Group	¥11,050	¥3,348	¥(7,702)	(69.7)
Semiconductor Parts Group	13,279	14,727	1,448	10.9
Applied Ceramic Products Group	13,001	7,963	(5,038)	(38.8)
Electronic Device Group	14,193	14,071	(122)	(0.9)
Telecommunications Equipment Group	4,142	3,069	(1,073)	(25.9)
Information Equipment Group	6,199	6,536	337	5.4
Others	2,800	2,837	37	1.3
Corporate	1,744	4,137	2,393	137.2

Total	¥66,408	¥56,688	¥(9,720)	(14.6)

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales and Income before income taxes by geographic area):

	Years ended March 31,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥576,757	¥617,823	¥41,066	7.1
Intra-group sales and transfer between geographic areas	380,978	421,438	40,460	10.6

	957,735	1,039,261	81,526	8.5

Asia	176,636	203,218	26,582	15.0
Intra-group sales and transfer between geographic areas	171,386	261,062	89,676	52.3

	348,022	464,280	116,258	33.4

United States of America	199,256	227,324	28,068	14.1
Intra-group sales and transfer between geographic areas	20,550	30,509	9,959	48.5

	219,806	257,833	38,027	17.3

Europe	214,259	207,448	(6,811)	(3.2)
Intra-group sales and transfer between geographic areas	30,134	36,795	6,661	22.1

	244,393	244,243	(150)	(0.1)

Others	23,962	24,241	279	1.2
Intra-group sales and transfer between geographic areas	11,240	12,802	1,562	13.9

	35,202	37,043	1,841	5.2
Adjustments and eliminations	(614,288)	(762,606)	(148,318)	—

Net sales	¥1,190,870	¥1,280,054	¥89,184	7.5

Income before income taxes:
Japan	¥62,407	¥63,450	¥1,043	1.7
Asia	17,824	23,344	5,520	31.0
United States of America	7,732	(6,465)	(14,197)	—
Europe	11,572	5,599	(5,973)	(51.6)
Others	1,048	1,096	48	4.6

	100,583	87,024	(13,559)	(13.5)
Corporate gains and Equity in losses of affiliates and unconsolidated subsidiaries	13,840	17,248	3,408	24.6
Adjustments and eliminations	470	(2,909)	(3,379)	—

Income before income taxes	¥114,893	¥101,363	¥(13,530)	(11.8)

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Net Sales by Geographic Area” on page 6.

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2013” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income” on page 15.

(8) Material Subsequent Event

None.

(9) Cautionary Statement for Premise of a Going Concern

None.

(10) AVX Corporation Reached Settlement with the Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (AVX), a consolidated subsidiary of Kyocera Corporation in the United States, and the Environmental Protection Agency (EPA) announced that they had reached a financial settlement with respect to the EPA’s ongoing clean up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement agreement with the United States and the Commonwealth of Massachusetts with respect to their claims relating to harbor clean up and alleged natural resource damages in 1992. That agreement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean up and natural resource damages. That agreement included reopener provisions allowing the EPA to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean up under certain circumstances.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean up, invoking the clean up reopeners described above.

After settlement negotiations, including mediation, between the parties, the current proposed agreement with the EPA and the Commonwealth of Massachusetts was reached whereby AVX will pay $366 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean up of the harbor, and the EPA will withdraw the Unilateral Administrative Order.

The recent proposed agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean up reopener provisions in the future. The EPA filed the Supplemental Consent Decree in the United States District Court for the District of Massachusetts on October 10, 2012. A public comment period ended on December 17, 2012 and currently the EPA and the Commonwealth are reviewing the public comments and formulating responses. The settlement requires approval by the United States District Court before becoming final.

AVX recorded a charge of ¥21,300 million ($266 million) with respect to this matter for the year ended March 31, 2013 in addition to a charge of ¥7,900 million ($100 million) recorded in the year ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2013.

April 25, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice relating to Review of Dividend Payout Ratio and Dividend Forecast

for the Year ending March 31, 2014

This is to advise you that Kyocera Corporation (the “Company”) resolved at a meeting of its Board of Directors held on April 25, 2013 to amend its target dividend payout ratio with effect from the year ending March 31, 2014, and resolved a dividend forecast per share for the year ending March 31, 2014 pursuant to such new dividend policy as set forth below.

1. Review of dividend payout ratio and reason for revision

Commencing from the year ended March 31, 2005, the Company adopted a dividend policy under which dividend payout ratio was used as an indicator to clarify its shareholder-oriented stance and to establish a greater linkage between dividend amount and performance. The Company adopted a principal to the effect that its total dividend amount would be within the amount of consolidated net income attributable to shareholders and its dividend payout ratio would be approximately 20% to 25% on a consolidated basis. On this basis, the amount of dividends would be determined based on an overall assessment, taking into consideration various factors, including capital expenditures necessary for the further development of the Company from a medium to long-term perspective.

In order to further enhance the return of profit to shareholders and expand its shareholder base, the Company will amend this policy to aim for a dividend payout ratio of 30% or more commencing in the year ending March 31, 2014, replacing the current dividend payout ratio of approximately 20% to 25%.

2. Dividend forecast for the year ending March 31, 2014

	Dividends per Share
	Interim Dividend	Year-end Dividend		Annual Total Dividend
Dividend forecast for the year ending March 31, 2014	TBD	TBD		¥160
Dividend results for the year ended March 31, 2013*	¥60	¥60 (plan	* )	¥120 (plan	* )

*	The Company is planning to submit to the Ordinary General Meeting of Shareholders to be held in late June 2013 with regard to the year-end dividend (plan) and the annual total dividend per share (plan) for the year ended March 31, 2013.

1

[For reference: Consolidated financial forecasts and results]

(Unit: Yen in millions)

	Net Sales	Profit from Operations	Income before Income Taxes	Net Income Attributable to Shareholders of Kyocera Corporation
Financial forecasts for the year ending March 31, 2014 (Released on 25 April, 2013)	1,400,000	140,000	150,000	96,000
Financial results for the year ended March 31, 2013	1,280,054	76,926	101,363	66,473

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2

April 25, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice relating to Partial Amendments to the Articles of Incorporation

This is to advise you that Kyocera Corporation (the “Company”) resolved at a meeting of its Board of Directors held on April 25, 2013 that the Company shall propose to the 59th Ordinary General Meeting of Shareholders, to be held on June 26, 2013, to partially amend the Articles of Incorporation, as set forth below.

1. Reason for Proposal

It is proposed to newly establish Article 28 (Exemption from Liability of Outside Directors) as set forth in the Proposed Amendment below in order to permit the Company to enter into agreements limiting the liability of Outside Directors and thereby enable the Company to obtain the services of superior candidates as Outside Directors of the Company in accordance with the provisions of the Companies Act.

In addition, it is proposed to renumber Articles 28 and following Articles of the current Articles of Incorporation.

All Audit & Supervisory Board Members have consented to the proposal.

2. The Proposed Amendments

(The underlined portion shows the proposed amendments.)

Present Article		Proposed Amendment

<Newly established>		Article 28. Exemption from Liability of Outside Directors

The Company may, under the provisions of Article 427, Paragraph 1 of the Companies Act, enter into a contract with any Outside Director, to limit the liability for damages caused by his dereliction of duty, provided, that the maximum amount of liability pursuant to such contract shall not exceed the minimum amount of liability provided for in the Article 425, Paragraph 1 of the Companies Act.

Article 28. Article 39.	(Text of the provisions omitted)	Article 29. Article 40.	(Same as present articles)

3. Schedule

Date of the General Meeting of Shareholders to amend the Articles of Incorporation:

June 26, 2013 (Wednesday)

Effective date of the amendment to the Articles of Incorporation:

June 26, 2013 (Wednesday)